                                                                    EXHIBIT 10.7

                              PURE RESOURCES, INC.
                                500 West Illinois
                              Midland, Texas 79701

                                 March 29, 2001

Union Oil Company of California
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245
Attention: Mr. Terry Dallas, Chief Financial Officer

     Re: Pure Resources, Inc. - Business Opportunities Agreement

Ladies and Gentlemen:

     Reference is made to the Business Opportunities Agreement (the "Agreement") dated as of December 13, 1999 among Union Oil Company of California ("Union Oil"), Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.) (the "Company"), TRH, Inc., and Titan Exploration, Inc. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Agreement. The Agreement was entered into to address certain legal requirements and concerns as well as for certain practical business purposes. Although this letter does request a limited waiver of the Agreement, we wish to make it clear that we understand that the Agreement will remain in effect after any grant of a limited waiver and that we will continue to remain focused on the business we conduct in the Designated Area and any other area that you may permit us to operate in pursuant to the limited waiver.

     As you are aware, the Company proposes to acquire all of the outstanding capital stock of Hallwood Energy Corporation ("HEC") pursuant to a negotiated cash tender offer commenced pursuant to a Merger Agreement between the Company and HEC (if the Company and HEC reach agreement). HEC or its subsidiaries currently own, among other things, certain oil and gas leasehold interests, oil and gas fee mineral interests, royalty interests and related contracts and assets (collectively, the "Assets"), which Assets include without limitation those matters identified on Annex A. Attached as Annex B is the "Item 2 - Properties" section from HEC's 2000 Annual Report on Form 10-K filed March 20, 2001.

     Pursuant to Section 1 of the Agreement, the Company agreed that, except with the consent of Union Oil (which it may withhold in its sole discretion), neither the Company nor its subsidiaries will engage in any business other than the E&P Business and none of them will pursue any business opportunity that involves any direct or indirect ownership interest in any properties located outside the Designated Area. Notwithstanding Section 1 or any other provision in the Agreement, we hereby request your limited waiver and consent (a) to the acquisition of the Assets by the Company (directly, through subsidiaries or by acquiring (directly or indirectly) a majority or more interest in HEC), and the Company's (directly, or through subsidiaries) conducting the E&P Business on properties included among the Assets following such acquisition (collectively, the "Acquisition") and (b) to

March 29, 2001
Page 2

the Company's (and its subsidiaries') engaging in the "Extended Business," which term means E&P Business opportunities that directly arise out of the ownership or operation of the Assets, provided, however, that this waiver is conditioned upon the Company's agreement with Union Oil that (and the Company hereby covenants to and agrees with Union Oil that) it shall divest itself of any interest in Assets listed as item 2 on Annex A prior to September 30, 2001. The term "Extended Business" includes contractual rights and obligations under currently existing contracts (but not rights or obligations first arising out of any amendment to such existing contracts entered into after the date hereof) included within the Assets and other opportunities that primarily relate to land or minerals that are included within the Assets or located within two (2) miles of any of the Assets provided that under no circumstances shall the term "Extended Business" include any investment in or acquisition related to opportunities in the off-shore areas of the Gulf of Mexico or any area outside the continental United States. By signing below, Union Oil hereby (1) evidences its limited waiver of the application of the Agreement's restrictions to the Acquisition and the Extended Business (but not as to any other expansion outside the Designated Area that is not clearly and unequivocally contemplated by the Acquisition and the Extended Business) and (2) acknowledges that neither the Acquisition nor the Extended Business shall be deemed a breach or violation of the Agreement.

     We hereby acknowledge that if you grant the limited waiver requested above or any more restrictive waiver, that such limited waiver will only apply to the Acquisition and the Extended Business and in no way shall serve to waive any provision of the Agreement that may be applicable to future transactions or investments by the Company that are not included within the Acquisition or the Extended Business. Furthermore, nothing herein shall serve as a general waiver or be construed as amending or revising in any way the definition of "Designated Area" in the Agreement or any other provision of the Agreement.

     The limited waiver that shall be effected by Union Oil's execution below shall automatically terminate, without further action by any party, if the Company has not consummated the Acquisition by May 30, 2001.

March 29, 2001
Page 3

     Please sign this letter in the space below, fax a signed copy to Joe Dannenmaier of Thompson & Knight L.L.P. (fax 214/ 969-1751) and return the signed original to Pure Resources, Inc. c/o Joe Dannenmaier, Thompson & Knight, L.L.P., 1700 Pacific Avenue, Suite 3300, Dallas, Texas 75201.

                                    Very truly yours,

                                    PURE RESOURCES, INC.


                                    By: /s/ Jack Hightower
                                        ------------------
                                        Jack D. Hightower,
                                        President and Chief Executive Officer

Accepted and agreed to:

UNION OIL COMPANY OF CALIFORNIA


By:  /s/ Timothy Ling
     ------------------
     Name: Timothy Ling
     Title:
           ---------------------

March 29, 2001
Page 4

                                     Annex A

1.   State waters leases:

     a. Texas state block 1224, located in Cameron County, Texas off the coast of South Padre Island (Boca Chica Prospect)

     b. Louisiana state lease 14371 #1, Section 27 10 South 13 East, Iberville Parish.

2.   15% interest in the Z3 block in Peru

               Annex B - Portion of 2000 10-K filed March 20, 2001

ITEM 2 - PROPERTIES

Exploration and Development Projects and Acquisitions

In 2000, Hallwood incurred $25,807,000 in direct property additions, development, exploitation, and exploration costs. The costs were comprised of $9,320,000 for property acquisitions and approximately $16,487,000 for domestic exploration and development. Hallwood also issued 417,406 shares of its common stock valued at $3,315,000 as part of a property acquisition completed in the third quarter. Hallwood's 2000 capital program led to the replacement, including revisions to prior year reserves, of 329% of 2000 production using year-end prices of $27.00 per bbl and $9.25 per mcf. Sales of reserves in place in 2000, which were approximately 176% of 2000 production, are excluded from the replacement calculation.

Property Sales

During 2000, Hallwood received approximately $21,698,000 for the sale of approximately 500 non-strategic wells located in the Keystone, Merkle and Weesatche areas of Texas, and various oil and gas wells in Oklahoma, North Dakota, Montana and Kansas. The proceeds from these sales were all credited against oil and gas properties without gain or loss recognition. The wells sold represented approximately 35% of Hallwood's total well count as of the beginning of the year, approximately 16% of Hallwood's reserve value, and approximately 11% of its operating cash flow based on five year average reserve pricing. The completion of Hallwood's 2000 sales effort has enabled Hallwood to reduce its level of debt and to focus on a four state core area including Colorado, New Mexico, Texas and Louisiana.

Regional Area Descriptions and 2000 Capital Budget

The following discussion of Hallwood's properties and capital projects contains forward-looking statements that are based on current expectations, estimates and projections about the oil and gas industry, management's beliefs and assumptions made by management. Words such as "projects," "believes," "expects," "anticipates," "estimates," "plans," "could," variations of such words and similar expressions are intended to identify such forward-looking statements. Please refer to the section entitled "Cautionary Statement Regarding Forward-Looking Statements" under Item 1. for a discussion of factors which could affect the outcome of the forward-looking statements.

Gulf Coast Region

Hallwood's significant interests in the Gulf Coast Region in Louisiana and South and East Texas consist of interests in eleven operated and producing wells, one nonproducing well and four nonoperated wells located in Lafayette Parish, Louisiana. The wells produce principally from the Bol Mex formation at 13,500 to 14,500 feet. Seven additional operated producing gas wells and four nonproducing wells are located primarily in the Lapice Field in St. James Parish, Louisiana. In South and East Texas, Hallwood has interests in approximately 250 producing wells, 81 of which are operated by the Company, and produce primarily from the Austin Chalk, Lower Frio, Travis Peak, Rodessa, Pettit and Cotton Valley formations at depths from 7,000 to 13,000 feet. In these same areas, Hallwood owns interests in eight nonoperated wells. During 2000, Hallwood expended approximately $19,896,000 (68%), including the stock issuance described below, of its capital budget in this region. Hallwood plans five exploration projects and 11 exploitation and development projects in the area in 2001.
Property Acquisition. On August 30, 2000, Hallwood completed the acquisition of interests in 34 producing wells, five service wells and 69 inactive wells in five fields located in Chambers, San Patricio and Frio Counties in Texas and St. James and Assumption Parishes in Louisiana, as well as approximately 7,000 acres of undeveloped leasehold and 3-D seismic data. Total consideration included approximately $3.875 million in cash and 417,406 shares of Hallwood common stock valued at approximately $3.3 million. The properties include 13 Bcfe of proved reserves, 21% of which are proved developed producing. Hallwood plans to spend more than $4 million over the next two years developing the proved undeveloped reserves and anticipates spending $4.8 million over the next two years to acquire or shoot 3-D seismic. Hallwood feels that significant additional recoveries may be gained with the application of 3-D seismic imaging. This acquisition yields an estimated purchase cost per proven mcfe of $0.55. Hallwood believes this acquisition fits strategically with its ongoing activities in the Gulf Coast and South Texas and Hallwood will operate virtually all of the properties acquired.

Yoakum Gorge Project. In 2000, Hallwood continued its participation with non-operated and operated Wilcox projects located in the Yoakum Gorge area of Lavaca County, Texas. During 2000, Hallwood participated with four different operators in the drilling or recompletion of nine wells. Four of the wells, with working interests of 12.5%, 3.1%, 15.9% and 28.8%, are producing at a combined rate of 9,220 gross mcf per day. A decision will be made in first quarter 2001 whether or not to sidetrack another well in a more optimum position relative to the area fault block. Hallwood plans to own a 50% working interest in the well. Another operated, unsuccessful recompletion was attempted in an uphole sand. Hallwood owns a 90% working interest in this well. Hallwood's exploration and development expenditures in the Yoakum Gorge area have totaled approximately $3,524,000 for the year 2000. Hallwood anticipates continued activity in the area resulting from additional exploitation of the 1999 Seisgen Acquisition and from the reprocessing and evaluation of land and 3-D seismic data purchased during the third quarter of 2000. With the recent $1,975,000 seismic acquisition, Hallwood now owns approximately 381 square miles of 3-D seismic data in the area. In addition to reprocessing Hallwood's seismic data, Hallwood is also reprocessing 80-square miles of seismic with another operator. At least two exploration projects are currently planned for 2001.

During 2000, Hallwood participated in the drilling or recompletion of seven wells in neighboring Victoria County, Texas, where the objective was the shallower Frio sands. Four of the wells are producing, one was plugged and abandoned, and two are waiting on completion. Hallwood averages a 5% working interest in the wells. In addition, Hallwood anticipates that its drilling activity in the shallower Frio and Yegua formations in Lavaca County will increase over the next several quarters. While the potential reserves in these shallower wells are not as great as in the Wilcox, averaging between .5 Bcfe and
1.5 Bcfe gross per well, the risk and expense to drill the wells are lower. Goliad County Expanded Wilcox Project. During 2000, a 16,500-foot non-operated, discovery well was completed in the Upper Wilcox, and is producing approximately 1,800 mcf per day. Hallwood owns a 20.8% working interest in the well. Hallwood's drilling and leasehold acquisition costs during 2000 totaled approximately $1,375,000.

Louisiana. In May 2000, Hallwood successfully completed a 13,600-foot Bol Mex 3 well located in the Scott Field. The well had stabilized production rates of approximately 25,000 mcf per day and 500 barrels of oil per day through mid-August, but as a result of sand production has since been choked back to its current level of approximately 10,000 mcf per day and 225 barrels of oil per day. In 2000, Hallwood's drilling and completion costs for the well were approximately $1,634,000. Hallwood owns an approximate 35% working interest in the well. The originally targeted upper zone remains as behind pipe proved nonproducing reserves while the lower zone is produced.

Hallwood's plans in the area include a Bol Mex 16 Klump exploration well testing sands which are productive in nearby fields and a Flambeau prospect exploration well testing Marg Tex sands productive in the adjacent fault block. The Bol Mex well is currently drilling and land and leasehold costs incurred in 2000 were approximately $172,000. Hallwood will have an approximate 28% working interest in the well that has a gross 200 Bcfe potential and an estimated $5.6 million completed well cost. The Marg Tex well is also currently drilling. Hallwood will have a 35% working interest in this well that has a 22 Bcfe potential and is estimated to have a dry hole cost of $2.86 million. Hallwood also incurred $135,000 acquiring 377 small working interests totaling less than 1% in the Scott Field and in the Bol Mex 16 exploration acreage.

Boca Chica Prospect. During 2000, a twenty-three square mile proprietary seismic shoot was completed in the Gulf of Mexico and is currently being reprocessed and reevaluated. If the results are favorable, Hallwood plans to participate in the reentry of a directionally drilled 10,000-foot exploration well in the Big Hum formation from the shore to the bottom hole location under the waters of the Gulf of Mexico. Hallwood will have an approximate 25% working interest in the well, which has unrisked reserve potential of 20 Bcfe. The reserve potential for the field in which this exploratory well is located is 70 Bcfe and would require the drilling of multiple wells.

Martinsville Prospect. Hallwood acquired a 45% interest in the Martinsville Prospect located in Nacogdoches County, Texas during the fourth quarter of 2000. The initial well for this prospect is presently drilling and one additional stacked dual lateral James Lime horizontal well is planned for 2001. Hallwood also plans to drill one or more horizontal James Lime wells on nearby acreage in the North Trawick Field. Total costs for this project were approximately $146,000 in 2000.

Bell Prospect. During 2000, Hallwood incurred approximately $930,000 for costs associated with completing two wells, and for various gas gathering, gas treating, and produced water-handling facility costs associated with the Bell prospect area. One well tested the Georgetown formation and was completed in the Buda formation and the other well is a dual lateral Buda formation development well. Both wells are currently producing. Seven potential drilling locations exist.

Greater Permian Region

Hallwood has significant interests in the Greater Permian Region, which includes West Texas and Southeast New Mexico. In this region, Hallwood has interests in 400 productive oil and gas wells (321 of which are operated), 8 nonproductive oil and gas wells (five operated) and 13 operated salt-water disposal wells. In 2000, Hallwood expended approximately $2,794,000 (10%) of its capital budget on projects in this area. Hallwood plans one exploration project and 24 exploitation and development projects in 2001. The following is a description of the significant areas and 2000 capital projects within the Greater Permian Region.

Carlsbad/Catclaw Area. Hallwood's interests in the Carlsbad/Catclaw Area as of December 31, 2000 consist of 85 producing oil and gas wells and four nonproducing wells. The wells are located on the northwestern edge of the Delaware Basin in Lea, Eddy and Chaves Counties, New Mexico. The Company operates 36 of these wells. The wells produce at depths ranging from approximately 2,500 feet to 14,000 feet from the Delaware, Atoka, Bone Springs and Morrow formations. In 2000, Hallwood spent approximately $364,000 for one recompletion and for costs associated with producing wells. Hallwood also participated in the testing of a horizontal well drilled in the Red Hills field located in Lea County, New Mexico. Gross unrisked reserve potential for the well is approximately 65 Bcfe and Hallwood owns an approximate 3.5% working interest. Hallwood incurred approximately $161,000 for drilling costs on the well and the results of drilling are currently being evaluated. If deemed to be a commercial well, seven additional wells could be drilled.

Spraberry Area. Hallwood's interests in the Spraberry Area consist of 315 producing wells, located in Dawson, Upton, Reagan and Irion Counties, Texas. The Company operates 292 of the producing oil and gas wells and also owns interests in four nonproducing wells. Current production is predominately from the Upper and Lower Spraberry, Clearfork Canyon, Dean, and Fusselman formations at depths ranging from 5,000 feet to 9,000 feet. In 2000, Hallwood initiated a 20 well infill drilling program in its Greater Permian Basin and Hallwood estimates that over sixty 80-acre infill drilling locations exist in this area. Historically, West Texas Permian production has been predictable, and a drilling program coupled with an appropriate crude oil hedging program can be expected to yield relatively safe and adequate returns. During the fourth quarter of 2000, Hallwood successfully drilled and completed three wells out of the 20 prospects, is currently completing a fourth well, and began drilling a fifth well which will be completed in first quarter of 2001. Total costs on the projects during 2000 were approximately $2,080,000. Hallwood plans to drill the remaining 15 wells in 2001. The top 20 prospects could yield an overall rate of return in excess of 40% giving effect to moderate commodity prices and increased costs for oilfield goods and services and rig costs.

Rocky Mountain Region

Hallwood has significant interests in the Rocky Mountain Region, which include producing properties in Colorado and Northwest New Mexico. The Company has interests in 125 producing oil and gas wells, 119 of which are operated by Hallwood, 10 nonproducing wells, and three salt-water disposal wells. Hallwood expended approximately $2,661,000 (9%) of its 2000 capital budget in this area. Hallwood plans 11 exploitation and development projects in the area in 2001. The following is a description of the major projects for the region for the year 2000.

Colorado Western Slope Project. During 2000, Hallwood incurred approximately $987,000 in the Colorado Western Slope area to drill two wells, workover two wells and perform maintenance work on several others. The post-workover production rates have increased on the wells effected.

San Juan Basin Project - Colorado and New Mexico. Hallwood's interest in the San Juan Basin consists of 83 producing gas wells (78 operated), 10 operated nonproducing wells and three salt water disposal wells located in San Juan County, New Mexico and LaPlata County, Colorado. Hallwood operates 52 producing wells in New Mexico, 33 of which produce from the Fruitland Coal formation at approximately 2,200 feet and 19 of which produce from the Picture Cliffs, Mesa Verde and Dakota formations at 1,200 to 7,000 feet. Hallwood also operates 26 producing wells in La Plata County, Colorado. The wells in Colorado produce from the Fruitland Coal formation at depths of 1,800-2,200 feet. Hallwood, along with many other industry partners, made application to the Colorado Oil and Gas Commission for field wide infill drilling in the Fruitland Coal formation. The application was to reduce the present 320-acre spacing units to 160 acres, because the existing spacing units could not be adequately drained by a single well. Approval was granted in July 2000, and could result in as many as 18 locations on the acreage in which Hallwood has an indirect interest through its special purpose tax credit vehicle. During the fourth quarter of 2000, Hallwood completed the first two infill recompletions, which are performing as expected. A third well was completed in the first quarter of 2001, and a fourth location is currently drilling. Total year 2000 costs for these projects were approximately $482,000. Five or more locations will be drilled in 2001 and up to nine locations will be drilled in 2002. Rig availability will dictate the ultimate number of locations drilled in 2001. Gross reserves per well average
4.5 Bcfe with gross average total completed well costs of $492,000. In 2000, Hallwood also incurred approximately $860,000 for maintenance, gas gathering systems, a sidetrack, interest acquisitions and miscellaneous projects in the area.

In addition to the Colorado infill locations, Hallwood has the potential for 14 similar locations in New Mexico if infill drilling is permitted there. Total completed well costs in this area average $354,000 and gross reserves per well averaged 3.6 Bcfe. Overall, Hallwood's drilling program in this area is anticipated to yield finding and development costs of $0.35 to $0.45 per mcfe, on a net basis and net reserve additions of up to 71 Bcfe. Additional upside may exist as evidenced by secondary recovery projects already underway in the San Juan Basin. These pilot secondary recovery projects involving CO2 and nitrogen injection may be additive to Hallwood properties. There can be no assurance that these projects will yield positive results but current data suggests that an additional 200 Bcfe of gross recoverable gas may exist.

Other

The remaining $3,771,000 (13%) of Hallwood's capital expenditures incurred in 2000 was devoted to technical general and administrative expenditures, delay rental costs, and numerous other projects which were completed or are underway and which are individually less significant.

Future Plans

Hallwood's capital budget for 2001 is expected to be $50,000,000, with $30,000,000 targeted for exploration, exploitation, and development. In total, Hallwood plans to participate in 8 exploration projects and 54 exploitation and development projects during 2001. Fifteen percent of the capital budget has been allocated to the San Juan Basin, 30% to the Greater Permian Basin, 15% to South Texas, 30% to South Louisiana, and 10% to other areas. An additional $20,000,000 is available for acquisitions, debt reduction, stock repurchases, and other capital projects.

During 2000, Hallwood experienced a rig availability shortage. For the year 2001, Hallwood has aggressively pursued reservation of rigs to accommodate Hallwood's continuous drilling plans. These efforts have resulted in a record number of rigs currently under contract and/or drilling (5 operated and 5 non-operated). Substantial drilling, completion and operational cost increases are being experienced throughout the industry.

Company Reserves, Production and Discussion by Significant Regions
The following table presents the December 31, 2000 reserve data by significant regions.

                         Proved Reserve Quantities   Present Value of Future Net Cash Flows
                                                        Proved         Proved
                         Mcf of Gas   Bbls of Oil      Developed      Undeveloped     Total
                         ----------   ------------   --------------   -----------   --------
                                                     (In thousands)
Gulf Coast Region          28,360        1,672        $ 81,546       $ 47,902     $129,448
Greater Permian Region     33,234        7,134          93,294         16,465      109,759
Rocky Mountain Region     121,228           17         245,299         71,494      316,793
                          -------        -----        --------       --------     --------
                          182,822        8,823        $420,139       $135,861     $556,000
                          =======        =====        ========       ========     ========

The following table presents the oil and gas production for significant regions for the periods indicated.

                              Production for the             Production for the
                         Year Ended December 31, 2000   Year Ended December 31, 1999
                         ----------------------------   ----------------------------
                         Mcf of Gas      Bbls of Oil       Mcf Gas       Bbls of Oil
                         ----------     -------------      -------       ------------
                                                (In thousands)
Gulf Coast Region           7,196            166             5,234           189
Greater Permian Region      2,643            403             2,758           437
Rocky Mountain Region      12,229              2             9,862           151
Other                         180            111               409           148
                           ------         ------            ------           ---
                           22,248            682            18,263           925
                           ======         ======            ======           ===

The following table presents the Company's extensions and discoveries by significant regions.

                         For the Year Ended December 31, 2000    For the Year Ended December 31,1999
                         ------------------------------------    -----------------------------------
                              Mcf of Gas     Bbls of Oil              Mcf of Gas     Bbls of Oil
                              ----------     -----------              ----------     -----------
                                                        (In thousands)
Gulf Coast Region                3,611             63                    5,708           113
Greater Permian Region           4,670          1,563                      291            58
Rocky Mountain Region           44,945                                   4,346             9
Other                                                                      584
                                ------          -----                   ------           ---
                                53,226          1,626                   10,929           180
                                ======          =====                   ======           ===

Average Sales Prices and Production Costs

The following table presents the average oil and gas sales price and average production costs per equivalent mcf of gas computed at the ratio of six mcf of gas to one barrel of oil.

                                                         2000     1999     1998
                                                        ------   ------   ------
Oil and condensate -                                    $23.64   $16.52   $13.65
Natural gas -                                             2.68     1.90     2.02
Production costs (per equivalent mcf of gas)               .80      .72      .65


Productive Oil and Gas Wells

The following table summarizes the productive oil and gas wells as of December 31, 2000 owned by Hallwood. Productive wells are producing wells and wells capable of production. Gross wells are the total number of wells in which Hallwood has an interest. Net wells are the sum of Hallwood's fractional interests owned in the gross wells.

                                                               Gross        Net
Productive Wells

  Oil                                                           447         302
  Gas                                                           360         166
                                                                ---         ---
    Total                                                       807         468
                                                                ===         ===

Oil and Gas Acreage

The following table sets forth the developed and undeveloped leasehold acreage held directly by Hallwood as of December 31, 2000. Developed acres are acres which are spaced or assignable to productive wells. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. Gross acres are the total number of acres in which Hallwood has a working interest. Net acres are the sum of Hallwood's fractional interests owned in the gross acres.

                                                              Gross         Net
                                                              -----         ---
                                                               (in thousands)
Developed acreage                                              214          118
Undeveloped acreage                                            123           62
                                                               ---         ----
    Total                                                      337          180
                                                               ===          ===

At December 31, 2000, Hallwood held undeveloped acreage in Texas, Louisiana, New Mexico, Colorado, and California.

Drilling Activity

The following table sets forth the number of wells drilled by Hallwood in the most recent three years.

                                              Year Ended December 31,
                                      2000            1999           1998
                                      ----            ----           ----
                                 Gross    Net    Gross    Net    Gross   Net
                                 -----    ---    -----    ---    -----   ---

Development Wells:

   Productive                      6      2.4      1       .5      12    3.6
   Dry                             1       .8      1       .5       5    1.5
                                  --      ---      -      ---      --    ---

    Total                          7      3.2      2        1      17    5.1
                                  ==      ===      =      ===      ==    ===

Exploratory Wells:
   Productive                     34     15.7     11      4.1      17    4.3
   Dry                             8      3.8      8      2.4      17    3.0
                                  --     ----     --      ---      --    ---
    Total                         42     19.5     19      6.5      34    7.3
                                  ==     ====     ==      ===      ==    ===


Office Space

Hallwood leases office space in Denver, Colorado, for approximately $600,000 per year under a lease that terminates on December 31, 2006 and office space in Midland, Texas for approximately $7,000 per year under a lease that terminates on September 30, 2003. Hallwood also sub-leases office space in Houston, Texas for approximately $42,000 per year under a lease that terminates on October 14, 2001.